February 14, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (772) 221-1690

Eric M. Wechsler, Esq.
General Counsel
NUCO (2) Inc.
2800 S.E. Market Place
Miami, Florida 34997

      Re: 	NUCO (2) Inc.
Form S-3, filed January 21, 2005
	File No. 333-122226


Dear Mr. Wechsler:

      This is to advise you that we reviewed only those portions of the above filings that relate to the plan of distribution and the filing of indenture Form T-1. We have the following comments in that regard. No further review of the filing has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Plan of Distribution, page 19

1. We note your statement on page 19 that you will name any underwriter or agent in a prospectus supplement. Please note that Rule 415(a)(4) requires that in an "at the market" equity offering, the underwriter must be named in a prospectus that is "part of the registration statement." If the registration statement becomes effective without naming the underwriter, please confirm supplementally that a post-effective amendment will be filed for this purpose. Please revise page 19 accordingly.

Exhibits

2. On page five, you state that the form of indenture has been filed as an exhibit to the registration statement, but your list of exhibits indicates that it will be filed by amendment. Please note that the Trust Indenture Act of 1939 does not permit the qualification of an indenture after effectiveness of the registration statement and that we will accordingly review the indenture when it is filed and may have comments on it or on related disclosure in the prospectus. Similarly, we will review the Statement of Eligibility of Trustee on Form T-1 when it is filed and may have comments on it or on related disclosure in the prospectus.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Matt Franker, Staff Attorney, at (202) 824-
5495
or me at (202) 942-2864 with any questions.


Sincerely,




Jennifer Hardy
Branch Chief


cc: 	Ken Silverman, Esq. (via facsimile 212/451-2327)
	Olshan Grundman Frome Rosenzweig & Wolosky LLP
	65 East 55th Street
	New York, New York 10022
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Eric M. Wechsler
NUCO (2) Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE